787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

October 8, 2010

VIA EDGAR

Mr. John M. Ganley
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Comments to Preliminary Proxy Materials for BlackRock Strategic Income Opportunities Portfolio, a series of BlackRock Funds II (File No. 811-22061)

Dear Mr. Ganley:

     Thank you for your telephonic comments received on October 4, 2010 regarding the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed with the Securities and Exchange Commission (the “Commission”) on behalf of the above-listed fund (the “Fund”). The Commission staff’s (the “Staff”) comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Fund. Our responses to the Staff’s comments are set out immediately under the restated comment in bold-face type. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Proxy Statement.

Comment 1

Question and Answer No. 3: Please clarify how the elimination of the fundamental investment policy regarding purchasing securities on margin will provide the Fund with added flexibility in light of the Fund’s existing fundamental investment policy that restricts the Fund from borrowing money to purchase securities on margin. Please clarify this concept in the other places that it appears in the Proxy Statement.

Response

The Fund has clarified the disclosure in the answer to Question and Answer No. 3 as follows:

BlackRock, together with the Board, has reviewed the Fund’s investment objective, investment strategies and fundamental and non-fundamental investment policies. BlackRock and the Board believe that the fundamental investment policy discussed above is unduly restrictive. In order to better achieve the Fund’s investment objective and pursue its investment strategies, BlackRock and the Board believe that the fundamental investment policy should be eliminated, thereby giving the Fund the added flexibility to engage in short sales of securities

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October 8, 2010

that the Fund does not own outright or have an immediate or unconditional right to acquire. If this fundamental investment policy is eliminated, the Fund will be able to purchase securities on margin and to engage in short sales, subject to the Fund’s other investment policies and applicable law. Pursuant to the Fund’s other fundamental investment policy on borrowing, the Fund generally will not be permitted to borrow money to purchase securities on margin; however, the Fund may continue to obtain short-term credit as may be necessary for the clearance of purchases and sales of portfolio securities. As a result, the elimination of the fundamental investment policy with respect to purchasing securities on margin will have little effect on the operations of the Fund other than facilitating the Fund’s ability to engage in short-selling. In addition, as discussed more fully below, the Board also approved a change to the Fund’s principal investment strategies permitting the Fund to short up to 15% of the market value of the Fund’s total assets.

The Fund has made the conforming revisions in the Proxy Statement.

Comment 2

Question and Answer No. 4: Please add disclosure to the beginning of the answer clarifying that the Fund will not borrow money to purchase securities on margin. Alternatively, please move the last sentence of the first paragraph to the beginning of the first paragraph.

Response	The requested change has been made. The Fund has moved the last sentence of the first paragraph to the beginning of the first paragraph. The Fund has made conforming revisions in the Proxy Statement.

Comment 3	Consider including disclosure stating the fundamental investment policy on borrowing that otherwise will restrict the Fund’s ability to purchase securities on margin.

Response	The requested change has not been made. The Fund believes that the disclosure regarding the fundamental investment policy on borrowing is adequately disclosed in the Proxy Statement.

Comment 4	Please disclose the complete fundamental investment policy regarding purchasing securities on margin and engaging in short sales as a block quote in the Proxy Statement.

Response

The requested change has been made. The Fund’s fundamental investment policy regarding purchasing securities on margin and engaging in short sales has been included as a block quote in the Proxy Statement.

Comment 5	Please include disclosure stating the Board may increase or decrease the 15% short- selling limitation without shareholder approval.

Response	The requested change has been made.

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October 8, 2010

     Please do not hesitate to contact me at (212) 728-8681 if you have comments or if you require additional information regarding the Funds’ proxy disclosure.

Respectfully submitted,

/s/ Jack D. Cohen

Jack D. Cohen

cc:	Ben Archibald, Esq.